UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

STEREOTAXIS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

85916J409

(CUSIP Number)

Attention: Mr. Joe Kiani

52 Discovery, Irvine CA 92618

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85916J409	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Joe Kiani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,233,846 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,233,846 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,233,846 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of: (a) 80,000 shares of common stock (“Common Stock”) of Stereotaxis, Inc., a Delaware corporation (the “Issuer”), held directly by the Reporting Person, and (b) 6,153,846 shares of Common Stock held in a trust for which the Reporting Person is not the trustee. Excludes shares of Common Stock issuable upon conversion of preferred stock held in a trust for which the Reporting Person is not the trustee as a result of the Beneficial Ownership Limitation described herein. See Item 5 of this Schedule 13D for further details.
(2)	See Item 5 of this Schedule 13D.

CUSIP No. 85916J409	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

 The class of securities to which this statement on Schedule 13D relates is Common Stock, $0.001 Par Value ("Common Stock"), of Stereotaxis, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4320 Forest Park Avenue, Suite 100, St. Louis, Missouri 63108.

Item 2.  Identity and Background.

 This Schedule 13D is being filed by Joe Kiani, a United States citizen. The Reporting Person’s business address is c/o Masimo Corporation 52 Discovery, Irvine, CA 92618. The Reporting Person’s present principal occupation is President and Chief Executive Officer of Masimo Corporation, 52 Discovery, Irvine, CA 92618.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.  Source or Amount of Funds or Other Consideration.

 The source of funds is the Reporting Person’s personal funds.

Item 4.  Purpose of Transaction.

On September 29, 2016, Joseph Kiani Dynasty Trust, dated March 20, 2008, a trust of which the Reporting Person is not the trustee acquired a total of 4,000 shares of Series A Convertible Preferred Stock (“Preferred Stock”) of the Issuer, and warrants representing the right to purchase an aggregate of 6,135,846 shares of Common Stock (the “SPA Warrants”), in exchange for a total consideration of $4,000,000 pursuant to the terms of a Securities Purchase Agreement, dated September 26, 2016 (the “SPA”). Each share of Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $0.65 per share, and, when acquired, the SPA Warrants had an initial exercise price of $0.70 per share. Conversion of the Preferred Stock is subject to the Beneficial Ownership Limitation (as discussed below in Item 5). While exercise of the SPA Warrants was initially subject to the Beneficial Ownership Limitation, Joseph Kiani Dynasty Trust, dated March 20, 2008 entered into a Consent and Amendment, dated as of February 28, 2018, in which the Issuer agreed, among other things, to (i) reduce the exercise price of the SPA Warrants for a certain time period and (ii) waive the Beneficial Ownership Limitation with respect to the exercise of the SPA Warrants. Effective March 5, 2018, Joseph Kiani Dynasty Trust, dated March 20, 2008 exercised all of the SPA Warrants at an exercise price of $0.28 per share (the “Warrant Exercise”). The shares purchased through the Warrant Exercise are subject for 18 months to a lock-up agreement in the form attached as Exhibit B to the Consent and Amendment described above.

On September 26, 2016, the Issuer and the parties to the SPA entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to (i) file with the United States Securities and Exchange Commission (the "SEC") a registration statement to register for resale all of the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the SPA Warrants (without giving effect to the Ownership Cap) not later than 45 calendar days after September 29, 2016, the closing of the transactions contemplated by the SPA, and (ii) use its best efforts to cause such registration statement to be declared effective as soon as practicable, but in no event later than 120 calendar days after September 29, 2016.

The Reporting Person is a member of the Board of Directors of the Issuer and is entitled to receive compensation from the Issuer as a non-employee director in accordance with the Issuer’s Director Compensation Policy, as may be amended or restated from time to time, which may include the grant of equity awards to the Reporting Person. The Reporting Person and the Issuer are parties to an indemnification agreement in the standard form entered into between the Issuer and its directors.

CUSIP No. 85916J409	13D	Page 4 of 6 Pages

The securities covered by this Schedule 13D were acquired for investment purposes. The Reporting Person will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Person expects to discuss his investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Person’s’ consideration of various alternatives with respect to his investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. In addition, the Reporting Person may acquire additional Issuer securities in the public markets, in privately negotiated transactions, through the grant or vesting of restricted stock units or other equity awards granted to him in his capacity as a member of the Issuer’s Board of Directors or otherwise, or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in his best interests.

Except as set forth in this Item 4, the Reporting Person does not have currently any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of these matters. However, the Reporting Person reserves the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

 (a) Based on the representations of the Issuer set forth in the Quarterly Report Form 10-Q filed on November 9, 2017, 22,799,966 shares of Common Stock were outstanding as of October 31, 2017. In addition, based on the representations of the Issuer set forth in the Current Report on Form 8-K filed on March 6, 2018, the Issuer issued an additional 35,791,927 shares of Common Stock as part of the Warrant Exercise, resulting in a total of 58,591,893 shares outstanding of Common Stock. The Reporting Person’s beneficial ownership of Common Stock consists of: (a) 80,000 shares of Common Stock held directly by the Reporting Person, and (b) 6,153,846 shares of Common Stock held in a trust for which the Reporting Person is not the trustee, representing beneficial ownership of a total of approximately 10.6% of the outstanding shares of Common Stock. Additionally, a trust of which the Reporting Person is not the trustee holds an aggregate of 4,000 shares of Preferred Stock, initially convertible into an aggregate of 6,153,846 shares of Common Stock. The conversion of the Preferred Stock is restricted to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder of such securities and its affiliates would exceed 4.99% (“The Beneficial Ownership Limitation”) of the total number of shares of Common Stock then outstanding, unless the Beneficial Ownership Limitation is waived or removed.

The Preferred Stock bears dividends at a rate of six percent (6.0%) per annum, which are cumulative and accrue daily from the date of issuance on the $1,000 stated value. Such dividends will not be paid in cash, except in connection with any liquidation, dissolution or winding up of the Company or any redemption of the Preferred Stock. Instead, the value of the accrued dividends is added to the liquidation preference of the Preferred Stock and will increase the number of shares of common stock issuable upon conversion.

(b) The Reporting Person has sole voting and dispositive power with respect to the shares of Common Stock reported as beneficially owned.

(c) The information in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 above is incorporated herein by reference.

CUSIP No. 85916J409	13D	Page 5 of 6 Pages

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, the Reporting Person is not a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Securities Purchase Agreement, dated as of September 26, 2016, among the Issuer and purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 28, 2016).

Exhibit 99.2 Registration Rights Agreement, dated as of September 26, 2016, among the Issuer and the parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 28, 2016).

Exhibit 99.3 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Issuer, dated as of September 29, 2016 (incorporated by reference to Exhibit 3.1 to the Current Form 8-K filed by the Issuer on September 30, 2016).

Exhibit 99.4 Form of Amended and Restated Warrant of Stereotaxis, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 6, 2018).

Exhibit 99.5 Consent and Amendment, dated as of February 28, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 6, 2018).

Exhibit 99.6 Form of Lock-up Agreement between Stereotaxis, Inc. and the holders exercising the Amended and Restated Warrant, dated as of March 5, 2018 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 6, 2018).

Exhibit 99.7 Form of Indemnification Agreement between the Issuer and its directors and executive officers (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 (File No. 333-115253) originally filed with the Commission on May 7, 2004, as amended thereafter).

CUSIP No. 85916J409	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Joe Kiani

/s/ Joe Kiani
Signature

March 15, 2018 Date